SECU 22004613
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FEB 28 2022

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68728

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lincoln Douglas Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

135 South Main Street
(No. and Street)

Mount Vernon	Ohio	43050
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brandon Bullock	740-397-1397	BBULLOCK@LincolnDouglas.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HHH CPA GROUP, LLC
(Name – if individual, state last, first, and middle name)

1250 Old Henderson Road	Columbus	Ohio	43220
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5344
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Brandon L. Bullock, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lincoln Douglas Investments, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RACHEL RADCLIFF
NOTARY PUBLIC - OHIO
MY COMMISSION EXPIRES 07/15/23

Signature: [signature]

Title: FINOP

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LINCOLN DOUGLAS INVESTMENTS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Table of Contents

Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Lincoln Douglas Investments, LLC (an Ohio limited liability corporation) as of December 31, 2021 and 2020, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lincoln Douglas Investments, LLC as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lincoln Douglas Investments, LLC's management. Our responsibility is to express an opinion on Lincoln Douglas Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lincoln Douglas Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 , and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Lincoln Douglas Investments, LLC's financial statements. The supplemental information is the responsibility of Lincoln Douglas Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 , and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Lincoln Douglas Investments, LLC"s auditor since 2011.
Columbus, Ohio
February 24, 2022

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS		
Cash	$ 345,100	$ 535,483
Restricted cash and equivalents	50,000	50,000
Total cash	395,100	585,483
Receivable from broker-dealers and clearing organization	248,432	332,522
Accounts receivable - related party	10,001	7,609
Prepaid expenses	26,615	25,430
Total current assets	680,148	951,044
Long-term assets	-	-
	$ 680,148	$ 951,044
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$ -	$ 82
Commissions payable	315,008	541,588
Accrued liabilities	21,868	16,770
SBA Loan	-	83,300
Total current liabilities	336,876	641,740
Subordinated debt	100,000	100,000
Total liabilities	436,876	741,740
Members' equity:		
Contributed capital	35,000	35,000
Retained earnings	208,272	174,304
Total members' equity	243,272	209,304
	$ 680,148	$ 951,044

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Revenues:		
Commissions	$ 1,784,992	$ 1,467,725
Investment Advisory	140,793	102,405
M&A Advisory Fees	41,875	-
Fee Income	604,314	498,890
Other income	334,293	364,636
Interest	4,675	6,039
Total revenues	2,910,942	2,439,695
Operating Expenses:		
Commissions	1,994,179	1,558,841
Payroll Expense	452,977	331,617
Clearing House Charges	263,193	262,876
Office Expenses	57,973	56,925
Registration & Regulatory	42,717	40,700
Computer and Website	42,119	37,416
Bad Debts	5,957	20,048
Professional Fees	9,347	12,067
Printing and Postage	10,970	8,898
Telephone & Internet	6,577	6,703
Interest	4,673	5,088
Client Rebates	1,985	2,137
Investment Advisory	1,685	2,038
Advertising	1,266	1,379
Lodging, Meals & Entertainment	1,785	1,201
Other	28,361	20,325
Total operating expenses	2,925,764	2,368,259
Total operating income	(14,822)	71,436
Other income (expense)		
Debt forgiveness	80,790	-
Arbitration	-	(50,000)
Total other income (expense)	80,790	(50,000)
Net income	$ 65,968	$ 21,436

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Contributed Capital:		
Balance at beginning of period	$ 35,000	$ 35,000
Contributed capital	-	-
Balance at end of period	35,000	35,000
Retained Earnings:		
Balance at beginning of period	174,304	172,868
Net income	65,968	21,436
Distributions	(32,000)	(20,000)
Balance at end of period	208,272	174,304
Total members' equity	$ 243,272	$ 209,304

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

		2021		2020
Cash flows from operating activities:				
Net income	$	65,968	$	21,436
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Debt forgiveness		(80,790)		-
(Increase) decrease in:				
Receivable from broker-dealers and clearing organization		84,090		(96,837)
Accounts receivable - related party		(2,392)		13,551
Prepaid expenses		(1,185)		(5,087)
Increase (decrease) in:				
Accounts payable		(82)		(6,193)
Commissions payable		(226,580)		289,417
Accrued liabilities		5,098		4,775
Total adjustments		(221,841)		199,626
Net cash provided by (used in) operating activities		(155,873)		221,062
Cash flows from investing activities		-		-
Cash flows from financing activities:				
Proceeds from SBA Loan		-		83,300
Repayment of loans		(2,510)		-
Distributions to members		(32,000)		(20,000)
Net cash provided by (used in) operating activities		(34,510)		63,300
Net increase (decrease) in cash		(190,383)		284,362
Cash and restricted cash at beginning of period		585,483		301,121
Cash and restricted cash at end of period	$	395,100	$	585,483
Supplemental disclosures:				
Interest paid	$	4,673	$	5,088
Income taxes paid	$	108	$	1,366

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Subordinated Borrowings:		
Balance at beginning of period	$ 100,000	$ 100,000
Additional borrowings	-	-
Repayments or borrowings	-	-
Balance at end of period	$ 100,000	$ 100,000

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Note 1 - Summary of Significant Accounting Policies

A. Organization

Lincoln Douglas Investments, LLC (the Company) was formed as a limited liability company in the State of Ohio in December 2010 and began operations in July 2011. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company operates pursuant to Exchange Act Rule 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through its clearing firm, National Financial Services LLC ("NFS"), and on an application-way basis with registered investment companies, insurance and annuity providers, and other product offerings. Customer accounts held directly at a product issuer for which the Company is listed as the broker-dealer of record. The Company does not hold customer funds or safeguard customer securities.

As of December 31, 2021, the Company is licensed in 39 states, including Alabama, Alaska, Arizona, Arkansas California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, Washington, West Virginia, and Wisconsin.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Restricted Cash Equivalents

The Company maintains cash balances at one bank account. The cash balance in the bank was over the federally insured limit of $250,000, by $95,100 as of December 31, 2021. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

Restricted cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with NFS. Included in the statements of financial condition is a restricted cash deposit for margin requirements at NFS in the amount of $50,000.

Note 1 - Summary of Significant Accounting Policies - Continued

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades, and 12b-1 fees, or trails, from assets held direct. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

E. Securities Transactions and Revenue Recognition

Securities transactions, commissions and related clearing expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts. Commission expense is also recorded on a trade-date basis as security transactions occur.

F. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $1,266 and $1,379 in 2021 and 2020, respectively.

G. Fair Value Measurements

FASB ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

G. Fair Value Measurements - Continued

Level 2 Inputs to the valuation methodology include: Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability; Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021.

Money Market funds: The carrying amount approximates fair value because the instruments are liquid in nature. This investment uses Level 1 inputs.

H. Government and Other Regulations

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 3].

I. Receivables Policies

Accounts receivable – related party are stated at the amount billed. Registered representative affiliation fees, commission charge backs and other costs that are the responsibility of registered representatives are offset against amounts owed to registered representatives for their commission payables. If the balance of the debits owed to the Company exceed the amount owed to the registered representative, the net balance owed to the Company is recorded as a receivable.

I. Receivables Policies - Continued

The receivable from broker-dealers and clearing organization is the net amount owed from NFS to the Company for dealer activity. The receivable is recorded net of any related liabilities to the clearing firm on the accompanying statement of financial condition.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and based on an assessment of various factors, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, all receivables are considered collectible and no allowance was necessary at December 31, 2021 and 2020.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2021, $21,583, or $50,000. At December 31, 2021 the Company's net capital as defined by SEC Rule 15c3-1 was $256,656 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2021 the ratio was 1.05 to 1.

Note 4 – Subordinated Debt

Subordinated debt consists of a subordinated note payable to a member in the amount of $100,000, with interest at 5% payable annually. The note has a stated maturity of April 11th, 2016, however, the Extension of Maturity provision was included within the agreement, allowing for an extension of an additional year without further action by either the lender or broker/dealer. The principal payment can only be made with FINRA approval. This note has paid out interest of $5,000 in both 2021 and 2020.

Note 5 – Income Taxes

Lincoln Douglas Investments, LLC is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The members are taxed individually on the Company's taxable income.

Note 5 – Income Taxes - Continued

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2021, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2019.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Note 6 – Related Party Transactions

The Company operates out of office space that is controlled by one of the Company's members. There is no rent being charged.

Several members of the Company are active in administration and sales operations. These members earned $212,650 and $144,000 in wages during 2021 and 2020, respectively. Also, they earned $13,402 and $12,350 in commissions during 2021 and 2020, respectively.

See Note 4 for subordinated agreement with related party.

Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2021, up to the date of audit report (February 24, 2022) and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

Note 8 – Retirement Plan

The Organization has a Simplified Employee Pension Plan (the Plan) covering all employees who meet the eligibility standards. Under the plan, the Organization provides a 100% match of eligible elective employee deferrals, up to 3% of an employee's annual compensation. All employer contributions made under the plan are non-forfeitable and the participants are fully vested. The Organization's contribution to the plan was $5,944 and $0 for the years ended December 31, 2021 and 2020, respectively.

Note 9 – Notes Payable

On May 8, 2020, the Organization received loan proceeds in the amount of $83,300 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

On June 7, 2021, $80,790 of the loan balance was forgiven. The remaining balance of the loan was paid off by the Organization.

Note 10 – COVID-19

During March 2020, the state and federal government issued stay at home and social distancing recommendations to combat the COVID-19 global pandemic. As a result, numerous local businesses were closed and employees were laid off. The Organization has made operational modifications to comply with the above recommendations, but continues to offer its services as of the audit report date. There has been a restructuring of meetings and customer interactions as result of these regulations. The Organization believes it has enough capital reserves to withstand the effects of the pandemic through the following 12 months from the report date. We are unable to project what other effects this pandemic will have beyond the subsequent 12 month from the date of the audit report, but management has no plans to cease operations.

Note 11 – Litigation

The Company has no pending litigation.

Note 12 – Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects any risk of liability associated with such indemnifications to be remote. As of September 30, 2021, the Company has not accrued for any such claims or other contingencies.

In the ordinary course of business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

SUPPLEMENTAL INFORMATION

LINCOLN DOUGLAS INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2021

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL		
Total members' equity		$243,272
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		100,000
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		343,272
Non-allowable assets:		
Accounts receivable – related party	$ 10,001	
Prepaid expenses	26,615	36,616
Net capital before haircuts on securities positions		306,656
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	-	-
Total net capital		$306,656
6 2/3% of Aggregate Indebtedness		$21,583
Minimum Net Capital Requirement – Greater of $50,000 or 6 2/3% of Aggregate Indebtedness of $323,582		50,000
Excess Net Capital		$256,656
Net capital less the greater of 120% of the Minimum Net Capital Requirement ($60,000) or 10% of Aggregate Indebtedness ($32,358)		$246,656

Schedule II

Schedule of Aggregate Indebtedness

Computation of aggregate indebtedness:	
Commissions Payable	$315,008
Accrued Liabilities (allowable portion)	8,574
Other Accounts Payable	-
Total allowable liabilities from Balance Sheet	$323,582
Ratio of aggregate indebtedness to net capital	1.05 to 1

Schedule III

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$306,656
Audit adjustments	-
Net capital per audited financial statements	$306,656

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited amended Part IIA of Form X-17A-5 filing as of the same date.

Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission

In accordance with the exemptive provision of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from computation of a reserve requirement and the information relation to the possession or control requirements.

Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Lincoln Douglas Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lincoln Douglas Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Lincoln Douglas Investments, LLC stated that Lincoln Douglas Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lincoln Douglas Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lincoln Douglas Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 24, 2022

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

SEC Rule 15c3-3 Exemption Report

Board of Directors
Lincoln Douglas Investments, LLC

Lincoln Douglas Investments, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240. l7a-5– "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(l) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)((2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2021, without exception.

Lincoln Douglas Investments, LLC

I, Brandon Bullock, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Brandon L Bullock

Brandon Bullock
FINOP

February 24, 2022

Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Lincoln Douglas Investments, LLC and the SIPC, solely to assist you and SIPC in evaluating Lincoln Douglas Investments, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Lincoln Douglas Investments, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2021, as applicable, with the amounts reported in Form SIPC-7 for the year ended December, 31 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Lincoln Douglas Investments, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Lincoln Douglas Investments, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 24, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Lincoln Douglas Investments, LLC
135 S Main St
Mount Vernon, OH 43050-3323

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brandon Bullock
740-397-1397

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 1606
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7-20-21 Date Paid	(885)
C.	Less prior overpayment applied	(—)
D.	Assessment balance due or (overpayment)	721
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 721

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☒
Total (must be same as F above) $ 721

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lincoln Douglas Investments, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15th day of FEBRUARY, 2022.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

21

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-2021
and ending 12-31-2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,991,731
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,356,431
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	213,534
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Amount comprised of Rebilled expenses for employee payroll, technology, E+O INS, misc. other costs. (Deductions in excess of $100,000 require documentation)	346,084
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2504	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 948	
Enter the greater of line (i) or (ii)	5,021
Total deductions	1,921,070
2d. SIPC Net Operating Revenues	$ 1,070,661
2e. General Assessment @ .0015	$ 1,606

(to page 1, line 2.A.)

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